

September 7, 2012

Via E-Mail
Stephen L. Gurba, Chief Executive Officer
Bulova Technologies Group, Inc.
2409 N. Falkenburg Road
Tampa, FL 33619

      Re: **Bulova Technologies Group, Inc.**
                Preliminary Information Statement on Schedule 14C
                Filed August 24, 2012
                File No. 000-09358

Dear Mr. Gurba:

We have limited our review of your filing to those issues we have addressed in our comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

General

1.   You indicate that stockholders representing a majority of your voting shares provided you with written consents approving the sale of substantially all of the assets of your wholly-owned subsidiary, Bulova Technologies Ordnance Systems LLC (BTOS). Please revise your information statement to indicate, if true, that the assets of Bulova Technologies Ordnance Systems LLC to be sold represent substantially all of the consolidated assets of Bulova Technologies Group, Inc. Please include prominent disclosure to this effect in the questions and answers section of the document as well as in both the summary and the discussion of Proposal No. 1.

Proposal No. 1 Approval of Sale of the Assets of BTOS

2.   The proposed asset sale transaction is within the scope of Item 14(a)(4) of Schedule 14A, and all of the applicable information required by Item 14 of Schedule 14A should be provided. See Item 1 of Schedule 14C. Specifically, please revise your information statement to provide audited financial statements for each of the two most recent fiscal years and unaudited interim periods. Unaudited financial statements of the business to be disposed of should be provided in the proxy materials for the same periods as are required for the registrant, along with pro forma information. Please refer to Item 14(c)(1) of Schedule 14A. For further guidance, see also the Division of Corporation Finance's July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Regulation M-A, Section H. Question 6 (available at http://www.sec.gov/interps/telephone/phonesupplement3.htm).

3.   Please note if you intend to incorporate your audited financial statement from prior periodic reports, you must clearly indicate this in your information statement. Since you are not eligible to incorporate by reference pursuant to Item 13 of Form S-4, if you seek to incorporate the required financial information by reference to your applicable periodic reports, you must deliver to your shareholders your annual report, as well as your most recent quarterly report, along with your information statement. Please refer to Item 14(e)(2) of Schedule 14A. Please confirm your understanding.

4.   Please describe the material terms of any debt that may be extinguished from the proceeds of the sale, including the current amount of principal and accrued interest and any related party disclosure required under Item 3 of Schedule 14C. You should clearly indicate which debt agreements are related party transactions and the nature of the related party relationship.

5.   Please provide a materially complete description of your assets and planned operations after the sale of substantially all of the assets of BTOS. Your disclosure briefly indicates that you intend to continue business operations through your subsidiary BT Europe, but it is unclear whether that business represents a developmental stage business with little or no revenues or operations. Your discussion should provide the disclosures required by Item 101(h)(4) of Regulation S-K. Please refer to Item 14(b)(3) and (c)(1) of Schedule 14A for further guidance.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel